UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

TEXAS PACIFIC LAND TRUST
(Name of Issuer)

Sub-share Certificates
(Title of Class of Securities)

882610108
(CUSIP Number)

Jay Kesslen
c/o Horizon Kinetics LLC
470 Park Avenue South
New York, NY 10016
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 15, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
Kinetics Advisers, LLC
13-4121163
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization
New York

	7.	Sole Voting Power
		42,437
Number of Shares
Beneficially	8.	Shared Voting Power
Owned by
Each Reporting
Person With:	9.	Sole Dispositive Power
		42,437

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

42,437
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

[ ]
13.	Percent of Class Represented by Amount in Row (11)

0.5%
14.	Type of Reporting Person

IA

1.	Names of Reporting Persons.
Horizon Asset Management LLC
13-3776334
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization
Delaware

	7.	Sole Voting Power
		1,067,958
Number of Shares
Beneficially	8.	Shared Voting Power
Owned by
Each Reporting
Person With:	9.	Sole Dispositive Power
		1,067,958

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,067,958

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13.	Percent of Class Represented by Amount in Row (11)
13.8%

14.	Type of Reporting Person
IA

1.	Names of Reporting Persons.
Kinetics Asset Management LLC
13-3878346
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization
Delaware

	7.	Sole Voting Power
		692,047
Number of Shares
Beneficially	8.	Shared Voting Power
Owned by
Each Reporting
Person With:	9.	Sole Dispositive Power
		692,047

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
692,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13.	Percent of Class Represented by Amount in Row (11)
8.9%

14.	Type of Reporting Person
IA

1.	Names of Reporting Persons.
Horizon Kinetics LLC
45-0642972
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization
Delaware

	7.	Sole Voting Power

Number of Shares
Beneficially	8.	Shared Voting Power
Owned by		1,802,442
Each Reporting
Person With:	9.	Sole Dispositive Power

	10.	Shared Dispositive Power
		1,802,442

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,802,442

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[X]

13.	Percent of Class Represented by Amount in Row (11)
23.23%

14.	Type of Reporting Person
OO

ITEM 1. SECURITY AND ISSUER

This statement relates to the sub-share certificates of proprietary interests (“Shares”) of Texas Pacific Land Trust (“TPL”). The address of TPL’s principal executive office is 1700 Pacific Avenue, Suite 2770, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Horizon Kinetics LLC, a Delaware limited liability company and parent company to registered investment advisers Horizon Asset Management LLC, Kinetics Asset Management LLC and Kinetics Advisers, LLC, (collectively, “Horizon Kinetics”), all of which maintain a principal business address of 470 Park Avenue South, New York, New York 10016. Neither Horizon Kinetics nor any of its executive officers have, in the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Horizon Kinetics, through its registered investment advisers, acts as a discretionary investment manager on behalf of its clients, who maintain beneficial interest in TPL. In addition, Horizon Kinetics and its principals maintain ownership of TPL by virtue of investments in certain accounts, including proprietary accounts.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Horizon Kinetics has acquired Shares of TPL for investment purposes from time to time for more than twenty years on behalf of both its clients as well as its own interest. Horizon Kinetics used client assets to purchase Shares on behalf of its clients, and its own working capital to purchase shares for its proprietary accounts, which has included funds deposited by its personnel. The aggregate purchase price of the Shares collectively purchased by the Reporting Persons was approximately $400 million.

On March 15, 2019, Horizon Kinetics, SoftVest Advisors, LLC, a Delaware limited liability company, SoftVest, L.P., a Delaware limited partnership, Eric Oliver (collectively, “SoftVest Reporting Persons”), ART-FGT Family Partners Limited, a Wyoming limited partnership, Tessler Family Limited Partnership, a Wyoming limited partnership and Allan R. Tessler (collectively, “Tessler Reporting Persons”) entered into a Cooperation Agreement (as described in Item 6 of this Schedule 13D) (the “Cooperation Agreement”) with respect to Shares beneficially owned by them. No Shares were purchased by any Reporting Person at such time pursuant to the Cooperation Agreement, and thus no funds were then used for such purposes.

ITEM 4. PURPOSE OF TRANSACTION

Prior to March 15, 2009, Horizon Kinetics purchased Shares solely for investment purposes and without plans or proposals which would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as a result of the Cooperation Agreement described above, Horizon Kinetics will engage with the trustees and other representatives of TPL, investors and other industry participants to discuss various opportunities to maximize the value of TPL for the benefit of holders of Shares. Such discussions may include (1) the conversion of TPL into a Delaware corporation subject to modern governance principles, as permitted by TPL’s declaration of trust, (2) focusing on the establishment of an experienced team around TPL’s new water business, with clearly defined goals and objectives, or otherwise considering the separation or sale of such business to a third party with a retained royalty, and (3) the addition of Mr. Oliver as a trustee of TPL. Horizon Kinetics believes that the trustees of TPL should now fully explore these options, as well as any other opportunities available to maximize value for holders of Shares. In addition, Horizon Kinetics believes that the Trust should be more transparent and frequent on its updates to holders of Securities (e.g. drilling updates, drilled and uncompleted well updates, water production, water injection volumes, and engineering reports).

On March 4, 2019, the trustees of TPL announced that they will call a special meeting of holders of Shares on May 8, 2019 for the election of a new trustee of TPL to fill the vacancy created by the resignation of Maurice Meyer III (such meeting, together with any adjournments, postponements or continuations thereof, the “Special Meeting”).

SoftVest Reporting Persons currently intends to nominate Mr. Oliver for election as trustee at the Special Meeting and, in connection therewith, solicit proxies from beneficial owners of Shares to vote for the election of Mr. Oliver as a trustee of TPL.

On March 15, 2019, Horizon Kinetics, SoftVest Reporting Persons and Tessler Reporting Persons entered into the Cooperation Agreement to support the election of Mr. Oliver as a trustee of TPL at the Special Meeting. The description of the Cooperation Agreement under Item 6 below is incorporated herein by reference.

Horizon Kinetics may also take other steps to increase value for the holders of Shares as well as pursue other plans or proposals that relate to, or would result in, any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D (including those described in the second paragraph of this Item 4).

Horizon Kinetics intends to review their investment in the Shares on a continuing basis. Depending on various factors including, without limitation, TPL’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Horizon Kinetics may in the future take such actions with respect to their investment in TPL as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares.

***

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

SoftVest Advisors will file a proxy statement with the United States Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the Special Meeting. SoftVest Advisors will furnish the definitive proxy statement to holders of Shares, together with a WHITE proxy card. INVESTORS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the proxy statement, any amendments or supplements to the proxy statement and other documents that SoftVest Advisors files with the SEC from the SEC’s website at www.sec.gov, or by contacting D.F. King, SoftVest Advisors’s proxy solicitor, by phone (212-269-5550) or e-mail (TPL@dfking.com).

Horizon and the SoftVest Reporting Persons and Tessler Reporting Persons may be deemed participants in the solicitation of proxies from holders of Shares in connection with the matters to be considered at the Special Meeting. Information about such participants’ beneficial ownership of Shares is set forth under Item 5 below. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Special Meeting will be included in the proxy statement that SoftVest Advisors will file with the SEC.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon Asset Management LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

            (b)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kinetics Asset Management LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

            (c)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kinetics Advisers, LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 22,695 Shares of TPL held personally by senior portfolio managers of Horizon Kinetics and their families. The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon Kinetics with respect to its proprietary accounts. Transactions effected by Horizon Kinetics in the last 60 days are as listed below. All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

As a result of the Cooperation Agreement, Horizon Kinetics, the SoftVest Reporting Persons and Tessler Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act. The Shares reported in this Schedule 13D do not include security interests owned by SoftVest Reporting Persons and Tessler Reporting Persons. SoftVest Reporting Persons and Tessler Reporting Persons have filed a separate amendment to their Schedule 13D reporting a combined beneficial ownership of 142,130 Shares. The Reporting Persons assume no responsibility for the information contained in any such Schedule 13D or any amendment thereto.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Asset Management LLC	1/14/2019	Buy	123	620.16
Horizon Asset Management LLC	1/14/2019	Sale	216	611.19
Kinetics Asset Management LLC	1/14/2019	Sale	130	608.10
Horizon Asset Management LLC	1/15/2019	Buy	119	622.30
Horizon Asset Management LLC	1/15/2019	Sale	4	619.09
Kinetics Asset Management LLC	1/15/2019	Sale	110	619.09
Horizon Asset Management LLC	1/16/2019	Buy	108	618.52
Horizon Asset Management LLC	1/16/2019	Sale	4	613.06
Kinetics Asset Management LLC	1/16/2019	Buy	24	618.75
Kinetics Asset Management LLC	1/16/2019	Sale	134	613.07
Horizon Asset Management LLC	1/17/2019	Buy	375	639.19
Horizon Asset Management LLC	1/17/2019	Sale	109	634.92
Kinetics Asset Management LLC	1/17/2019	Buy	15	634.99
Kinetics Asset Management LLC	1/17/2019	Sale	360	630.27
Horizon Asset Management LLC	1/18/2019	Buy	427	660.01
Horizon Asset Management LLC	1/18/2019	Sale	4	660.39
Kinetics Asset Management LLC	1/18/2019	Sale	435	655.79
Horizon Asset Management LLC	1/22/2019	Buy	148	643.69

Horizon Asset Management LLC	1/22/2019	Sale	4	638.10
Kinetics Asset Management LLC	1/22/2019	Sale	110	638.10
Horizon Asset Management LLC	1/23/2019	Buy	103	635.52
Horizon Asset Management LLC	1/23/2019	Sale	4	629.00
Kinetics Asset Management LLC	1/23/2019	Sale	110	629.00
Horizon Asset Management LLC	1/24/2019	Buy	103	632.80
Horizon Asset Management LLC	1/24/2019	Sale	124	626.07
Kinetics Asset Management LLC	1/24/2019	Buy	39	625.14
Kinetics Asset Management LLC	1/24/2019	Sale	151	626.56
Horizon Asset Management LLC	1/25/2019	Buy	125	642.85
Horizon Asset Management LLC	1/25/2019	Sale	208	635.95
Kinetics Asset Management LLC	1/25/2019	Sale	112	635.00
Horizon Asset Management LLC	1/28/2019	Buy	125	640.19
Horizon Asset Management LLC	1/28/2019	Sale	29	638.70
Kinetics Asset Management LLC	1/28/2019	Sale	110	639.93
Horizon Asset Management LLC	1/29/2019	Buy	121	651.30
Horizon Asset Management LLC	1/29/2019	Sale	4	642.24
Kinetics Asset Management LLC	1/29/2019	Sale	111	642.24

Horizon Asset Management LLC	1/30/2019	Buy	105	673.41
Horizon Asset Management LLC	1/30/2019	Sale	30	668.02
Kinetics Asset Management LLC	1/30/2019	Sale	111	667.59
Horizon Asset Management LLC	1/31/2019	Buy	103	705.07
Horizon Asset Management LLC	1/31/2019	Sale	45	697.82
Kinetics Asset Management LLC	1/31/2019	Buy	36	705.00
Kinetics Asset Management LLC	1/31/2019	Sale	111	701.41
Horizon Asset Management LLC	2/1/2019	Buy	105	718.74
Horizon Asset Management LLC	2/1/2019	Sale	184	703.26
Kinetics Asset Management LLC	2/1/2019	Buy	175	717.32
Kinetics Asset Management LLC	2/1/2019	Sale	287	706.78
Horizon Asset Management LLC	2/4/2019	Buy	109	719.10
Horizon Asset Management LLC	2/4/2019	Sale	380	724.66
Kinetics Asset Management LLC	2/4/2019	Sale	117	718.06
Horizon Asset Management LLC	2/5/2019	Buy	112	733.07
Horizon Asset Management LLC	2/5/2019	Sale	185	723.73
Kinetics Asset Management LLC	2/5/2019	Sale	120	725.02
Horizon Asset Management LLC	2/6/2019	Buy	120	730.49

Horizon Asset Management LLC	2/6/2019	Sale	13	724.00
Kinetics Asset Management LLC	2/6/2019	Sale	111	724.00
Horizon Asset Management LLC	2/7/2019	Buy	128	714.77
Horizon Asset Management LLC	2/7/2019	Sale	276	712.38
Kinetics Asset Management LLC	2/7/2019	Sale	111	713.53
Horizon Asset Management LLC	2/8/2019	Buy	112	696.35
Horizon Asset Management LLC	2/8/2019	Sale	4	689.81
Kinetics Asset Management LLC	2/8/2019	Buy	34	705.31
Kinetics Asset Management LLC	2/8/2019	Sale	111	689.81
Horizon Asset Management LLC	2/11/2019	Buy	346	705.70
Horizon Asset Management LLC	2/11/2019	Sale	28	689.91
Kinetics Asset Management LLC	2/11/2019	Sale	347	693.60
Horizon Asset Management LLC	2/12/2019	Buy	228	700.57
Horizon Asset Management LLC	2/12/2019	Sale	77	700.34
Kinetics Asset Management LLC	2/12/2019	Sale	161	694.10
Horizon Asset Management LLC	2/13/2019	Buy	214	721.94
Horizon Asset Management LLC	2/13/2019	Sale	124	717.82
Kinetics Asset Management LLC	2/13/2019	Sale	161	719.58
Horizon Asset Management LLC	2/14/2019	Buy	210	724.05

Horizon Asset Management LLC	2/14/2019	Sale	54	715.95
Kinetics Asset Management LLC	2/14/2019	Sale	161	715.95
Horizon Asset Management LLC	2/15/2019	Buy	301	747.42
Horizon Asset Management LLC	2/15/2019	Sale	151	741.47
Kinetics Asset Management LLC	2/15/2019	Sale	211	742.56
Horizon Asset Management LLC	2/19/2019	Buy	414	777.01
Horizon Asset Management LLC	2/19/2019	Sale	258	769.14
Kinetics Asset Management LLC	2/19/2019	Sale	240	766.33
Horizon Asset Management LLC	2/20/2019	Buy	365	786.89
Horizon Asset Management LLC	20/20/2019	Sale	82	778.89
Kinetics Asset Management LLC	2/20/2019	Buy	32	786.38
Kinetics Asset Management LLC	2/20/2019	Sale	182	778.89
Horizon Asset Management LLC	2/21/2019	Buy	261	783.70
Horizon Asset Management LLC	2/21/2019	Sale	82	775.97
Kinetics Asset Management LLC	2/21/2019	Sale	192	775.97
Horizon Asset Management LLC	2/22/2019	Buy	298	776.50
Horizon Asset Management LLC	2/22/2019	Sale	155	769.78
Kinetics Asset Management LLC	2/22/2019	Sale	200	772.01

Horizon Asset Management LLC	2/25/2019	Buy	268	763.50
Horizon Asset Management LLC	2/25/2019	Sale	93	754.00
Kinetics Asset Management LLC	2/25/2019	Sale	179	754.00
Horizon Asset Management LLC	2/26/2019	Buy	141	751.93
Horizon Asset Management LLC	2/26/2019	Sale	165	747.14
Kinetics Asset Management LLC	2/26/2019	Sale	110	745.11
Horizon Asset Management LLC	2/27/2019	Buy	177	767.97
Horizon Asset Management LLC	2/27/2019	Sale	64	752.90
Kinetics Asset Management LLC	2/27/2019	Buy	30	770.06
Kinetics Asset Management LLC	2/27/2019	Sale	164	757.00
Horizon Asset Management LLC	2/28/2019	Buy	353	766.86
Horizon Asset Management LLC	2/28/2019	Sale	129	750.83
Kinetics Asset Management LLC	2/28/2019	Sale	225	750.83
Horizon Asset Management LLC	3/1/2019	Buy	138	755.52
Horizon Asset Management LLC	3/1/2019	Sale	22	752.00
Kinetics Asset Management LLC	3/1/2019	Sale	115	752.00
Horizon Asset Management LLC	3/4/2019	Buy	104	747.07
Horizon Asset Management LLC	3/4/2019	Sale	13	738.24

Kinetics Asset Management LLC	3/4/2019	Sale	100	738.24
Horizon Asset Management LLC	3/5/2019	Buy	132	746.37
Horizon Asset Management LLC	3/5/2019	Sale	4	741.45
Kinetics Asset Management LLC	3/5/2019	Sale	106	741.45
Horizon Asset Management LLC	3/6/2019	Buy	112	742.27
Horizon Asset Management LLC	3/6/2019	Sale	4	737.05
Kinetics Asset Management LLC	3/6/2019	Buy	1	743.73
Kinetics Asset Management LLC	3/6/2019	Sale	106	737.05
Horizon Asset Management LLC	3/7/2019	Buy	212	712.95
Horizon Asset Management LLC	3/7/2019	Sale	218	707.58
Kinetics Asset Management LLC	3/7/2019	Buy	7	712.75
Kinetics Asset Management LLC	3/7/2019	Sale	163	703.55
Horizon Asset Management LLC	3/8/2019	Buy	161	702.67
Horizon Asset Management LLC	3/8/2019	Sale	13	695.06
Kinetics Asset Management LLC	3/8/2019	Buy	17	711.95
Kinetics Asset Management LLC	3/8/2019	Sale	112	695.06
Horizon Asset Management LLC	3/11/2019	Buy	81	727.94
Horizon Asset Management LLC	3/11/2019	Sale	122	720.06
Horizon Asset Management LLC	3/12/2019	Buy	147	732.62

Horizon Asset Management LLC	3/12/2019	Sale	302	725.56
Kinetics Asset Management LLC	3/12/2019	Buy	69	735.39
Horizon Asset Management LLC	3/13/2019	Buy	215	747.29
Horizon Asset Management LLC	3/13/2019	Sold	215	735.13
Horizon Asset Management LLC	3/14/2019	Buy	274	740.59
Horizon Asset Management LLC	3/14/2019	Sale	221	736.74
Kinetics Asset Management LLC	3/14/2019	Buy	3	735.00
Kinetics Asset Management LLC	3/14/2019	Sale	100	736.11

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Item 3, Item 4 and Item 5 and the information set forth in Exhibit 1 of this Schedule 13D are incorporated herein by reference.

Cooperation Agreement

The Cooperation Agreement provides that each party will attend the Special Meeting in person or by proxy and vote the Shares beneficially owned by such party in favor of the election of Mr. Oliver as a trustee of TPL (the “Oliver Election”).

The Cooperation Agreement further provides that SoftVest Advisors will take the lead on all activities related to the Oliver Election, including (i) the conduct or settlement of any proxy contest, consent solicitation or similar actions involving the Special Meeting and (ii) the manner, form, content and timing of any communications with TPL related to the Oliver Election, as well as any public disclosures, public statements or other public communications relating to the Oliver Election and the Special Meeting, the Cooperation Agreement or the activities contemplated by the Cooperation Agreement (except to the extent such disclosure is required by a regulatory filing). SoftVest Advisors must reasonably consult with the other parties with respect to the form, content and timing of any communications with TPL or the taking of any of the foregoing actions.

Each party has agreed to pay all documented, third-party, out-of-pocket costs and expenses (“Eligible Expenses”) as it may agree from time to time in writing (which may be via e-mail) and to use its reasonable best efforts to consult with the other parties in advance prior to incurring expenses greater than Ten Thousand Dollars ($10,000).

The Cooperation Agreement automatically terminates at the end of the day of completion of the Special Meeting.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBIT

Attached as Exhibit 1 is the Cooperation Agreement, dated as of March 15, 2019, by and among Horizon Kinetics LLC, SoftVest Advisors, LLC, ART-FGT Family Partners Limited and Tessler Family Limited Partnership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2019	/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Kinetics LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Kinetics Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Kinetics Advisers, LLC

Exhibit 1

COOPERATION AGREEMENT

            THIS COOPERATION AGREEMENT (this “Agreement”), dated as of March 15, 2019, is by and among SoftVest Advisors, LLC (“SoftVest”), Horizon Kinetics LLC, Tessler Family Limited Partnership, and ART-FGT Family Partners Limited (collectively, the “Parties” and each, a “Party”).

            WHEREAS, each of the Parties beneficially owns sub-shares in Certificates of Proprietary Interest (“Securities”) of Texas Pacific Land Trust (the “Trust”); WHEREAS, the trustees of the Trust announced on March 4, 2019 that they will call a special meeting of holders of Securities for election of a new trustee of the Trust (such meeting, together with any adjournments, postponements or continuations thereof, the “Special Meeting”); WHEREAS, SoftVest currently intends to (i) nominate Eric L. Oliver (“Oliver”) for election as trustee of the Trust at the Special Meeting, and (ii) solicit proxies from beneficial owners of Securities to vote for the election of Oliver as a trustee of the Trust at the Special Meeting (the “Solicitation”); and WHEREAS, the Parties desire to support the election of Oliver as a trustee of the Trust at the Special Meeting and coordinate certain efforts with respect thereto, including, without limitation, the voting at the Special Meeting of Securities beneficially owned by them, their controlled affiliates, and any of their and their controlled affiliates’ respective investment funds, managed accounts or other investment vehicles managed or advised by them (“Covered Entities”), all in accordance with the terms of this Agreement.

            NOW, THEREFORE, in consideration of the covenants and agreements set forth in this Agreement, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the Parties agree as follows:

1.

Beneficial Ownership. Each Party hereby represents and warrants to each of the other Parties that as of the date hereof (i) it beneficially owns the number of Securities set forth on Schedule 1 beside the name of such Party in the column headed “Beneficially Owned Securities”, (ii) except as disclosed in such Schedule 1, such Party does not have beneficial ownership of any Securities or other securities of the Trust (including, without limitation, equity-linked and debt securities), and (iii) other than this Agreement, it is not a party to any agreement, arrangement or understanding with any other person or entity in connection with the holding, voting or disposition of Securities.

2.

Sale of Securities. From and after the date hereof, without the prior consent of the other Parties, no Party shall, directly or indirectly, including, without limitation, through any of their Covered Entities (i) sell, pledge or otherwise dispose of any Securities it beneficially owns (other than (A) in connection with customary margin or similar requirements, and (B) in the case of Horizon Kinetics LLC, as may be required in response to express client directions, limitations or regulatory requirements) or (ii) enter into any agreement, arrangement or understanding with any other person in connection with the holding, voting or disposition of Securities.

3.

Voting. Each Party shall: (i) use reasonable best efforts so that it can vote all Securities it beneficially owns as of the date hereof at the Special Meeting; and (ii) on the date of the Special Meeting, (x) attend the Special Meeting in person or by proxy such that all Securities beneficially owned by such Party as of the date hereof are represented at the Special Meeting, and (y) at the Special Meeting, vote such Securities in person or by proxy in favor of the election of Oliver as a trustee of the Trust (the “Oliver Election”), and in favor of procedural actions or matters related to giving effect to the Oliver Election (but in no event in contravention of the Oliver Election).

4.

Coordinated Activities. SoftVest will take the lead on all activities related to the Oliver Election including, without limitation: (i) the conduct or settlement of any proxy contest, consent solicitation or similar actions involving the Special Meeting; and (ii) the manner, form, content and timing of any communications with the Trust related to the Oliver Election, as well as any public disclosures, public statements or other public communications, in each case relating to the Oliver Election and the Special Meeting, this agreement or the activities contemplated by this agreement (except to the extent such disclosure is required by a regulatory filing, but subject to Section 6 below); provided, however, that SoftVest agrees to reasonably consult with the other Parties with respect to the form, content and timing of any communications with the Trust or the taking of any of the other actions set forth in the preceding portion of this sentence. The Parties shall cooperate and take all actions reasonably required in furtherance of any actions agreed to be undertaken pursuant to this Agreement.

5.

Expenses. All Eligible Expenses incurred by any Party will be shared by the Parties as they may agree from time to time in writing (which may be via e-mail). Each Party will use its reasonable best efforts to consult with the other Parties in advance prior to incurring expenses greater than Ten Thousand Dollars ($10,000.00). “Eligible Expenses” means all documented, third party, out-of-pocket costs and expenses (including, without limitation, the documented fees, expenses and disbursements of lawyers, proxy solicitors, accountants, consultants, financial advisors and other advisors).

6.	Regulatory Reporting.

a.

Each Party shall cooperate (including, without limitation, providing the other Parties with not less than 24 hours prior notice, unless a shorter time is reasonably required by the circumstances) in connection with any regulatory filing that may be required to be made in connection with the matters contemplated by this agreement, including, without limitation, any filing made pursuant to Regulation 13D and Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

b.	Each of the Parties will be responsible for the filing of their respective Schedule 13D in the event any group formed hereunder is required to make such filing.

c.

SoftVest will take the lead in preparing and filing with the Securities and Exchange Commission (“SEC”) any preliminary and definitive proxy statement, as well as other materials, that may be required to be filed with the SEC under Regulation 14A in connection with the Oliver Election and the Special Meeting, provided that the other Parties (i) agree to be named as “participants” in the Solicitation in any such filing under Regulation 14A and (ii) will provide SoftVest with any information reasonably required from such other Party or its affiliates for inclusion in any such filing.

d.

Each of the Parties agrees that it shall be responsible for the completeness and accuracy of the information concerning it and its affiliates contained in any filing pursuant to Section 13(d), Section 14(a) or Section 16 of the Exchange Act and hereby agrees to indemnify the other Party, from and against any losses, damages, costs, expenses (including, without limitation, any reasonable and documented attorneys’ fees), fines, penalties, disbursements and amounts paid in settlement arising out of any failure with respect to the completeness or accuracy of such information.

7.

Termination. This Agreement will automatically terminate at 11:59 p.m. (New York time) on the day of completion of the Special Meeting, unless earlier terminated by the mutual written agreement of the Parties. Sections 5, 6(d), 7, 8 and 9 shall survive any termination of this Agreement. The Parties agree that, notwithstanding anything to the contrary herein, SoftVest shall have no liability hereunder in the event that Oliver is unable or unwilling, for any reason or no reason, to stand for election as a trustee of the Trust at the Special Meeting, or is otherwise unwilling or unable to serve as trustee of the Trust after his election at the Special Meeting.

8.

Relationship of the Parties. Nothing in this Agreement shall be construed as creating among the Parties any joint venture, partnership, association or other entity for any purpose (including, without limitation, for U.S. income tax purposes) or any agency relationship, nor shall any Party, except as expressly set forth in this Agreement, (i) have the right, power or authority to create any obligation or duty, express or implied, on behalf of any other Party or (ii) have any fiduciary or other duties to any other Party. Each Party agrees that it does not have any interest in the profits or losses of any other Party in connection with its acquisition or deposition of any Securities.

9.

Miscellaneous. This Agreement (i) shall be governed by and construed in accordance with the laws of the State of New York, (ii) may not be assigned, amended, waived or modified except by a writing signed by each Party (or, with respect to a waiver, the Party against whom such waiver is asserted), (iii) may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument, (iv) represents the entire agreement between the Parties with respect to the subject matter of this Agreement and (v) is not intended to be enforceable by any person who is not a party to this Agreement. Without prejudice to the last sentence of Section 4 of this Agreement, from time to time, at the reasonable request of any Party and without further consideration, each Party shall execute and deliver such additional documents as may be necessary or appropriate to consummate and make effective, in the most expeditious manner, the transactions contemplated by this Agreement. For purposes of this Agreement “beneficially own” or “beneficial ownership” with respect to any securities shall mean having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Exchange Act.

[Remainder of Page Intentionally Left Blank]

            The Parties have caused this Agreement to be executed as of the day and year first above written.

HORIZON KINETICS LLC

By:	/s/ Jay Kesslen
Name: Jay Kesslen
Title: General Counsel

SOFTVEST ADVISORS, LLC

By:	/s/ Eric L. Oliver
Name: Eric L. Oliver
Title: President

ART-FGT FAMILY PARTNERS LIMITED

By:	TESSLER FMC LLC, its general partner

By:	/s/ Andrea Tessler
Name: Andrea Tessler
Title: Manager

TESSLER FAMILY LIMITED PARTNERSHIP

By:	APRES VOUS LLC, its general partner

By:	/s/ Andrea Tessler
Name: Andrea Tessler
Title: Manager

[SIGNATURE PAGE TO COOPERATION AGREEMENT]

Schedule 1

Party	Beneficially Owned Securities
Horizon Kinetics LLC	1,802,442
SoftVest Advisors, LLC	130,500[1]
Tessler Family Limited Partnership	1,300
ART-FGT Family Limited Partnership	10,330

___________________________________________
1             Excludes: (i) 2,389 Securities owned by Oliver’s children, (ii) 350 Securities held in trusts for the benefit of Oliver’s grandchildren, (iii) 2,250 Securities held by Debeck LLC and Debeck Properties, LP, which Oliver controls in his capacity as an officer of such entities and (iv) 100 Securities owned by Oliver. For the avoidance of doubt, the foregoing Securities shall not be deemed to be beneficially owned by SoftVest for purposes of this Agreement.

[SIGNATURE PAGE TO COOPERATION AGREEMENT]